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FEB 26 2021

Washington DC

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-44285

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: N.B. Zoullas Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Penn Plaza; Suite 2005

(No. and Street)

New York	New York	10119
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Fernandez (212) 350-5319

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe LLP

(Name – *if individual, state last, first, middle name*)

485 Lexington Avenue	New York	New York	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Diane Fernandez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of N.B. Zoullas Securities, Inc., as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LESLIE SEINFELD
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SE5050426
Qualified In Nassau County
My Commission Expires 11/20/2021

Diane Fernandez
Signature

Chief Financial Officer
Title

Leslie Seinfeld
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe

Crowe LLP
Independent Member Crowe Global

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Stockholders and the Board of Directors of N.B. Zoullas Securities, Inc.
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of N.B. Zoullas Securities, Inc. (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Crowe LLP

Crowe LLP

We have served as the Company's auditor since 2014.

New York, New York
February 19, 2021

N.B. Zoullas Securities, Inc.
Statement of Financial Condition
December 31, 2020

Assets		
Cash and cash equivalents	$	789,875
Restricted cash		60,982
Deposit with clearing broker		400,000
Receivables from clearing broker		6,040,032
Securities owned, at fair value		39,822
Property and equipment, at cost less accumulated depreciation of $31,615		742,126
Prepaid taxes and other expenses		42,606
Total assets	$	8,115,443
Liabilities and Stockholders' Equity		
Liabilities		
Accrued expenses	$	57,828
Operating lease liability		772,709
Total liabilities		830,537
Stockholders' equity		
Common stock, $1 par value; 200 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		169,900
Retained earnings		7,114,906
Total stockholders' equity		7,284,906
Total liabilities and stockholders' equity	$	8,115,443

The accompanying notes are an integral part of this financial statement.

1. Organization

N.B. Zoullas Securities, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates as an introducing broker under a clearance agreement with another broker-dealer (clearing broker), which carries and maintains the accounts of the Company's customers. The Company transacts its business with customers located worldwide.

2. Summary of Significant Accounting Policies

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Securities owned consists of securities held as an investment in the proprietary accounts of the Company and recorded on the trade date, as if they have settled. Profit or loss resulting from these transactions are also recorded on the trade date basis and reflected in trading income. Securities positions are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") ASC 820, Fair Value Measurement.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation.

Income Taxes

The Company has elected to be treated as an S Corporation under the appropriate provisions of the Internal Revenue Code. Accordingly, the Company is not subject to Federal income tax. The stockholders are required to report separately their distributive share of the Company's income or loss to Federal tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes and, accordingly, the Company pays New York State tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporate tax rates.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of December 31, 2020, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and will continue to evaluate for uncertain tax positions in the future.

The Company is no longer subject to Federal, state, and local income tax examinations by tax authorities for years before 2017.

Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents ("Cash") consist of deposits with banks and all highly liquid investments, with original maturities of three months or less, that are not segregated and/or deposited for regulatory purposes. Restricted cash consists of cash restricted to satisfy certain collateral requirements under the Company's lease commitments with its landlord.

Receivables from Broker
Receivables from broker consist of commission and trading income receivables due from the Company's clearing broker as well as cash held in proprietary accounts held with the clearing broker. Management has determined that the receivables are fully collectible as of December 31, 2020

Recently Adopted Accounting Standards

In August 2018, the Financial Accounting Standards Board ("FASB') issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value. The objective of this update is to modify the disclosure requirements as they relate to the fair value of assets and liabilities. The standard eliminates certain disclosures including the amount and reasons for transfers between Level 1 and Level 2 of the fair value hierarchy; the policy for timing of such transfers between all levels within the hierarchy and the valuation processes for level 3 fair value measurements. The standard also modified disclosures for investments in certain entities that calculate net asset value. The amendments in this update became effective on January 1, 2020. The adoption by the Company of this accounting standard does not have a material impact on this financial statement.

On January 1, 2020, the Company adopted ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (CECL) methodology. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including commission receivables; due from clearing brokers; and held-to-maturity debt securities. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In addition, ASC 326 made changes to the accounting for available-for-sale debt securities. One such change is to require credit losses to be presented as an allowance rather than as a write-down on available-for-sale debt securities management does not intend to sell or believes that it is more likely than not they will be required to sell. The Entity adopted ASC 326 using the modified retrospective method for all financial assets not measured at fair value under Topic 820. (See Note 4.). Due to the short-term nature of the assets; the current capital market conditions; and the historical collectability of these assets without losses from the clearing broker, the adoption by the Company of ASC 326 did not have a material impact on this financial statement.

Recently Issued Not Yet Effective Accounting Standard
On December 18, 2019, the FASB issued ASU 2019-12 which modifies ASC 740 to simplify the accounting for income taxes, effective for fiscal years beginning after December 15, 2021. ASU 2019-12 amends the requirements related to the accounting for "hybrid" tax regimes. Such regimes are tax jurisdictions that impose the greater of two taxes — one based on income or one based on items other than income. Due to the Company operating in only two tax jurisdictions, and its election as a S Corporation (see above), the adoption of ASU 2019-12 will not have a material impact on the Company's financial statement.

Risk and Uncertainties – Covid-19 Pandemic
Management has considered the consequences of COVID-19 and other events and conditions surrounding the global pandemic, and it has determined that they do not create a material uncertainty that casts significant doubt upon the Company's ability to continue as a going concern. The pandemic had little impact on the Company's performance during 2020 and expects a similar impact, though not significant, in relation to future performance, or the effects on future asset valuations.

3. Cash and Restricted Cash

Cash and cash equivalents consist of cash and money market balances held in banks totaling $789,875. The restricted cash consists of a certificate of deposit that secures a letter of credit issued in favor of the landlord in connection with the lease commitment to the landlord for office space. Such restriction shall lapse once the company has fulfilled all its obligations under the lease agreement with its landlord.

4. Fair Value

Fair Value Hierarchy
FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- Level 2. Inputs other than quoted process included within Level 1 that are observable for the asset or liability either directly or indirectly.
- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, liquidity of markets, and other characteristics to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Valuation Techniques and Inputs
When determining fair value, the Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation technique used by the Company to determine fair value of its securities owned is a market approach.

A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

Exchange-Traded Equity Securities. Exchange-traded equity securities are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied. Accordingly, the equity security owned is categorized in Level 1 of the fair value hierarchy.

The Company did not hold any securities categorized in Level 2 or Level 3 of the fair value hierarchy at any time during 2020.

The following table presents information about the Company's securities owned measured at fair value as of December 31, 2020:

	Level 1	Level 2	Level 3	Total
Included in Securities owned				
Equity – Common Stock	$39,822	$ -0-	$ -0-	$39,822

5. Deposit with Clearing Broker

The Company clears its proprietary and customer transactions through a clearing broker on a fully disclosed basis. The Company's clearing agreement with its clearing broker requires that a minimum balance of $400,000 be maintained on deposit with the clearing broker. The deposits at the clearing broker consist of cash.

6. Receivables from Clearing Broker

Amounts receivable from the Company's clearing broker at December 31, 2020, consist of the following:

Commissions due from clearing broker (*)	$ 194,518
Cash held in proprietary accounts at the clearing broker	5,845,514
Total	$6,040,032

(*) Commissions due from clearing broker at December 31, 2019, equaled $98,048.

7. Leases

The Company leases its office premises, expiring in October 2025, and considers this lease to be an operating lease. The Company has implemented ASC Topic 842 under a modified retrospective approach in which no adjustments have been made to prior year balances. The lease is collateralized by a $60,982 letter of credit in favor of the new landlord.

The following table presents additional information for the year ended December 31, 2020:

Cash paid for amounts included in the Measurement of lease liabilities:	
Operating cash flows from operating leases	$ 182,000

The following table presents the breakout of the operating lease as of December 31, 2020:

Operating lease right-of-use asset, included in Property and equipment in the statement of financial condition	$ 723,692
Total operating lease liability	$ 772,709
Weighted average remaining lease term	4.8 years
Weighted average discount rate	5.0 %

Future minimum annual rental payments under the lease are approximately as follows:

Year ending December 31,	
2021	$ 182,000
2022	182,000
2023	185,500
2024	195,800
Thereafter	146,909
Total lease payments	$ 892,209
Less imputed interest	119,500
Total operating lease liability	$ 772,709

8. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In accordance with the rule, the Company is required to maintain defined minimum net capital equal to the greater of either $5,000 or 6 2/3% of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $7,156,911, which exceeded the required minimum net capital of $7,123 by $7,149,788. Aggregate indebtedness at December 31, 2020, totaled $106,845. The ratio of aggregate indebtedness to net capital was 0.0149 to 1.

9. 401(k) Plan

The Company sponsors a defined contribution plan under Section 401(k) of the Internal Revenue Code. The plan covers all employees who have attained age 21 and provides for participants to defer salary amounts up to statutory limits. The Company makes a discretionary matching contribution based on the salary deferrals contributed by each participant.

The Company also sponsors a defined contribution profit sharing plan covering all the Company's employees who have attained age 21. The contribution, which is at management's discretion, is determined annually. The Company did not make a profit sharing contribution for the year ended December 31, 2020.

10. Off-Balance Sheet Risk and Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and securities on deposit at its bank and clearing broker. The accounts at its bank and clearing broker contain cash and cash equivalents. The Company maintains cash at a bank more than Federal Deposit Insurance Corporation ("FDIC") insured

limits and is exposed to the credit risk resulting from this concentration. Balances at its bank are generally insured by the FDIC up to $250,000. At December 31, 2020, the exceeded balance not insured by the FDIC is approximately $531,000.

Balances at its clearing broker are insured up to $500,000, with a limit of $250,000 for cash, by the Securities Investor Protection Corporation ("SIPC") or FDIC. Net equity positions at the clearing broker more than SIPC limits are protected by additional coverage maintained by the clearing broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer or other party is unable to fulfill its contractual obligations.

The Company, as introducing broker, clears all transactions with and for customers on a fully disclosed basis with the clearing broker, and promptly transmits all customer funds and securities to the clearing broker, who carries all the accounts of such customers. The Company does not maintain margin accounts for its customers and, therefore, there are no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing broker. In addition, the Company may be exposed to off-balance-sheet risk in the event the clearing broker is unable to fulfill its contractual obligations.

11. Concentration

The Company's commission revenue is derived primarily from brokerage activity with a limited number of customers, many of whom are affiliated with one another.